Mail Stop 4561
Via Fax (408) 526-8002

October 30, 3008

Frank Calderoni
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134

> **Re: Cisco Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended July 26, 2008**
> **Filed on September 15, 2008**
> **File No. 000-23354**

Dear Mr. Calderoni:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 26, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 42

1.   We note the Company provides financing to certain customers through your wholly-owned subsidiaries, which may be considered to be variable interest entities. Please explain the difference between the financing arrangements that

are included in your consolidated balance sheet and those that are funded through variable interest entities and considered to be off-balance sheet arrangements and tell us the amount of funding commitments to these entities. Further, tell us how you considered the disclosure requirements of paragraph 26 of FIN 46R with regards to these variable interest entities as well as to your investments in privately held companies that may also be considered variable interest entities.

Consolidated Statements of Cash Flows, page 49

2.   We note that in fiscal 2008, the Company classified $(17) million as "other" for cash flows used in investing activities. We also note, based on the Staff's discussions with the Company's principal accounting officer in November 2007, that "other" investing activities includes the increase in the Company's finance service contracts and loans receivable, which totaled $465 million and $209 million for fiscal 2008, respectively. Please clarify whether your finance service contracts and loans receivable all resulted from the sale of the Company's products and services. If so, please tell us how you considered SFAS 95 in determining that classification of the $674 million change in these receivables as investing activities (versus operating activities) is appropriate. Also, tell us what comprises the balance of the amount included in "other" investing activities to net to the $(17 million). In addition, tell us the amount applicable to the change in finance service contracts and loans receivable included in investing activities for each period presented.

3.   Similarly, we note based on our prior discussions with the Company that "other" cash flows provided by financing activities includes the increase in foreign currency translations. Tell us the amount of such increase included in "other" financing activities for each period presented and tell us how you considered paragraph 25 of SFAS 95 in concluding that classification as financing activities is appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Frank Calderoni
Cisco Systems, Inc.
October 30, 2008
Page 3

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief